SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 15, 2023 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires – December 15, 2023 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (NASDAQ: CRESY, BYMA:CRES), informs that it has sold and transferred a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina.

The total amount of the operation was set at USD 3,750,000 (USD 7,500 per hectare), of which USD 2,812,500 has been collected to date. The remaining balance of USD 937,500, secured with a mortgage, will be collected as follows: USD 468,750 on December 13, 2024 and USD 468,750 on December 12, 2025.

The accounting profit from the operation amounts to the approximate sum of ARS 2,779 million, which will be restated at the time of its registration in the company's financial statements for the second quarter of fiscal period 2024.

After this transaction, the company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

December 15, 2023